Exhibit 99.1

| 1 NASDAQ/TASE: PPBT February 2023 CORPORATE PRESENTATION

| 2 Forward - looking Statements and Safe Harbor Certain statements in this press release that are forward - looking and not statements of historical fact are forward - looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 . Such forward - looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters . You should not place undue reliance on these forward - looking statements, which are not guarantees of future performance . Forward - looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward - looking statements . Important factors that could cause or contribute to such differences include, among others, risks relating to : the expected benefits, synergies and costs of the transaction ; management plans relating to the transaction ; the potential future financial impact of the transaction ; and any assumptions underlying any of the foregoing ; the expected timing of the completion of the transaction and the parties’ ability to complete the transaction ; the plans, strategies and objectives of management for future operations ; product development for NT 219 and CM 24 as well as Immunorizon Ltd . ’s portfolio of investigational tri - specific antibody compounds to be acquired ; the process by which such early stage therapeutic candidates could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration ; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes ; our ability to successfully develop and commercialize our pharmaceutical products ; the expense, length, progress and results of any clinical trials ; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry ; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products ; the difficulty of predicting actions of the U . S . Food and Drug Administration or any other applicable regulator of pharmaceutical products ; the regulatory environment and changes in the health policies and regimes in the countries in which we operate ; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market ; the introduction of competing products ; patents obtained by competitors ; dependence on the effectiveness of our patents and other protections for innovative products ; our ability to obtain, maintain and defend issued patents ; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action ; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20 - F for the year ended December 31 , 2021 and in our other filings with the U . S . Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports . These are factors that we believe could cause our actual results to differ materially from expected results . Other factors besides those we have listed could also adversely affect us . Any forward - looking statement in this press release speaks only as of the date which it is made . We disclaim any intention or obligation to publicly update or revise any forward - looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law . You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https : //www . sec . gov .

| 3 Business Highlights Strong balance sheet and cash position Purple Biotech (NASDAQ/TASE: PPBT) $35.7M cash as of September 30, 2022 ADSs outstanding: 18.5M Strong cash position to advance development of first - in - class cancer therapies • Two first - in - class clinical stage drugs • Preclinical tri - specific immuno - engagers platform • Multiple data read - outs expected in 2023 • Lean & global operation • BD activity to grow our pipeline with innovative assets • Cash runway to 2H24 Purple Biotech identifies promising first - in - class drug candidates to treat cancers with high unmet medical need.

| 4 Leadership Team Hadas Reuveni, PhD VP Research & Development Formerly at Keryx (NASDAQ:KERX) Michael Schickler, PhD Head of Clinical and Regulatory Affairs Formerly at Hoffmann - La Roche, CEO at CureTech Gil Efron Chief Executive Officer Former Deputy CEO & CFO at Kamada (NASDAQ:KMDA) Fabien Sebille, PhD Chief Business Officer Formerly at Debiopharm Lior Fhima Chief Financial Officer Formerly at Kamada (NASDAQ:KMDA) Eric K. Rowinsky , MD Chairman of the Board Former CMO at ImClone, Stemline , Board member at Biogen Inc.

| 5 A Pipeline Dedicated to Advancing Oncology Therapies *Clinical collaboration and supply agreement with: Multiple data read - outs expected in the next 12 months Project Target Indications Development Stage Value Drivers Pre - Clinical Phase I Phase II Phase III CM24 * CEACAM1 mAb 2L PDAC (+ nivolumab+SoC ) □ Phase 2 interim analysis 2 H 23 □ Phase 2 top line results 2 H 24 NT219 STAT3xIRS1/2 Dual Inhibitor Solid tumors (monotherapy) □ RP2D 1H23 □ Initiation of Phase 2 2Q23 R/M SCCHN & CRC (+Cetuximab) IM1240 5T4XCD3xNKG2A Tri - specific Ab Solid Tumors

Advancing First - in - Class Oncology Therapies CM24: an α - CEACAM1* mAb *Carcinoembryonic Antigen Cell Adhesion Molecule

| 7 CM24: a New Multi - Functional Immune Checkpoint Inhibitor • CEACAM1 is overexpressed on certain tumor cells and infiltrating immune cells • CEACAM1 interacts with CEACAM1 and CEACAM5 and creates a tumor - protective environment Attractive new target • C M24 increases T cell and NK cells cytotoxicity against tumors • CM24 shows benefit in combination with IO treatments • CM24 blocks adhesion of tumor cells to Neutrophil Extra cellular Traps (NETs) Demonstrated MOA • Favorable safety profile in monotherapy and in combination with nivolumab • 1 PR and 3 SD in dose escalation study with nivolumab • Phase 2 at RP2D initiated in Q2 2022 Signals of clinical efficacy • Significant unmet medical need in pancreatic ductal adenocarcinoma (PDAC), most common form of pancreatic cancer • Strong IP position and well ahead of competitors • Multiple opportunities to leverage the MOA in other clinical settings Sizable market potential

CM24 MOA | Immune Check Point Inhibitor & Anti -Metastatic Activity



Immune Response Activation
Tumor
CEACAM1
CEACAM5
CM24
CEACAM1
CEACAM1
CD8+T & NK Cells
Activation of
enhanced cytotoxic activity & cytokine production



CM24 Suppresses Neutrophil Extracellular Trap (NET)-Induced Migration and Metastasis of Cancer Cells
Primary Tumor
Metastasizing
CM24
Metastatic Tumor
Direct Binding of CM24 to the NET Structure
MPO(green)
DAPI (blue),
CM24 (red)
CM24 (red)
CM24 Inhibits NET-Induced Migration of CEACAM1 Expressing Cancer Cells
Melanoma

Markel et al, J Immunol 2002, 2006; Immunology, 2008; Cancer Immunol Immunother 2010; Ortenberg et al, Mol Cancer Ther 2012; Zhou, 2009; Li, 2013; Huang, 2015; Acharya N, et al. J Immunotherapy Canc 8:e911-22, 2020.; Rayes RF, et al. Neutrophil Extracellular Trap-Associated CEACAM1 as a Putative Therapeutic Target to Prevent Metastatic Progression of Colon Carcinoma. J Immunol. 2020; Gerstel, D. et al. CEACAM1 creates a pro-angiogenic tumor microenvironment that supports tumor vessel maturation. Oncogene 30, 4275–4288 (2011),

| 8

| 9 CM 24 Reduces Tumor Burden & Synergetic with α - PD - 1 Xenograft, lung lesion melanoma model (Mel 526, IV), 7 mice/group (NOD/SCID), 4 TIL injections IV, every 10 days, Ab Dose: 10 mg/kg, Ab Regimen: twice a week, study duration 70 days (last treatment day – 44), tumor burden was monitored 26 days post last CM24 treatment Significant benefits as both single agent and in combination with α - PD - 1

| 10 Representative examples of CEACAM 1 immunohistochemical images of pancreatic adenocarcinoma and normal tissues Comparison between CEACAM1 staining intensity in pancreatic cancer (38 cases/76 cores) and normal (10 cases/20 cores) tissues CEACAM 1 is Over - Expressed in PDAC

| 11 Phase 1 Dose Escalation Interim Results CM24 is Safe and Well Tolerated in Combi na tion with Nivolumab AE Term Total Grade 1 2 3 4/5 Diarrhea 5 4 1 Abdominal pain 4 1 3 Fever 4 2 2 Headache 4 3 1 Fatigue 4 4 Nausea 3 1 2 Creatinine increased 3 2 1 Hypokalemia 2 2 Dyspnea 2 1 1 Constipation 2 2 Cough 2 2 Abdominal pain aggravated 1 1 Alkaline phosphatase increase 1 1 Atrial flutter 1 1 C - Diff Colitis 1 1 GI bleed 1 1 Leukocytosis 1 1 Small bowel obstruction 1 1 Study Design • As of March 8 th , 2022, a total of 13 patients were enrolled and 11 patients were evaluable for DLT determination (8 PDAC, 2 CRC and 1 PTC). • 9 patients had received 2 prior regimens for metastatic disease, 2 patients had one previous line. Phase 1 Doses: 10, 15, 20mg/kg q2wk + nivolumab (480mg q4w) 3+3 design, n=12 Indications: Pancreatic, CRC, Papillary Thyroid Carcinoma Phase 2 Expansion cohorts Safety • No DLTs were observed across all dose levels; no Grade 4 AEs or treatment - related deaths have been reported. • Grade 3 AEs were noted in 6/13 patients (46%).

| 12 CM24 Phase 1 Dose Escalation Interim Results (cont.) Sustained Clinical Benefit Even After Treatment Cessation For the 11 evaluable patients as of March 8th, 2022, best overall response included 1 confirmed PR (PDAC patient ) 3 SD (2 PDAC and 1 PTC) for a disease control rate of 36% • 9/11 of the evaluable patients are in study follow - up • Pharmacokinetic analysis of CM24 shows exposure is dose - proportional across the 3 doses in this study with a complete receptor occupancy of peripheral CEACAM1 receptors on T cells and neutrophils at CM24 doses of 15 or 20mg/kg • Median overall survival has not yet been reached The Phase 2 portions of the study has been initiated at the conclusion of this dose - escalation phase. Overall Survival

Confirmed Partial Response in a 3L PDAC Patient

Patient Profile

- 65 y/o female, pancreatic cancer
- 2 prior lines of treatments: FOLFIRINOX and gemcitabine/nab-paclitaxel
- Post Whipple Procedure
- Patient had a germline NF1 VUS, with MSI-S and PDL-1 IHC 2+ and 5% staining
- Confirmed Partial Response: after initial treatment, the patient had a Partial Response of 40%, with a definite reduction of the para-tracheal adenopathy and liver lesions and 58% reduction in CA19-9 levels
- Under treatment for 6 months, still under monitoring.



Baseline Scan
8 weeks scan
Liver Lesion
Para-tracheal adenopathy



CA-19-9 Levels
655
681
283
SCREENING
FIRST VISIT - PREDOSE
2 MONTH VISIT - PREDOSE

| 13

Large Market Opportunity in Pancreatic Cancer



- Pancreatic Cancer accounts for ~60K new cases/year in the US alone; with a 5-year relative survival rate of 11.5%[1]
- I/O approaches have been limited to patients with high microsatellite instability (MSI-H) or high tumor mutational burden (TMB-H)
- 5-year overall survival rate with chemotherapy in 2L is 3%[1]
- 2L SoC regimens efficacy data: Gemcitabine/Nab-paclitaxel[3]: OS 7.9 months, PFS 4.3 months or Nal-IRI/5FU/LV[4]: OS 6.2 months, PFS 3.1 months
- CEACAM1 expression correlates with poor prognosis in Pancreatic cancer[2]
- Preclinical data support significant synergy of CM24 with currently marketed IO therapies

Combining nivolumab with CM24 in a clinical collaboration with Bristol Myers Squibb

Bristol Myers Squibb™

PURPLE

1. American Cancer Society, Cancer Facts & Figures 2019, and the ACS website,https://seer.cancer.gov/statfacts/html/pancreas.html
2. Calinescu et al, Journal of Immunology Research 2018: 7169081; Carcinoembryonic antigen-related cell adhesion molecules (CEACAM) 1, 5 and 6 as biomarkers in pancreatic cancer, DOI:10.1371/journal.pone.0113023
3. De Jesus VHF, Camandaroba MPG, Calsavara VF, Riechelmann RP. Systematic review and meta-analysis of gemcitabine-based chemotherapy after FOLFIRINOX in advanced pancreatic cancer. Therapeutic Advances in Medical Oncology. 2020;12. doi:10.1177/1758835920905408
4. Wang-Gillam A, Hubner RA, Siveke JT, et al. NAPOLI-1 phase 3 study of liposomal irinotecan in metastatic pancreatic cancer: Final overall survival analysis and characteristics of long-term survivors. Eur J Cancer. 2019;108:78-87. doi:10.1016/j.ejca.2018.12.007

| 14

Phase 2 Combination Study Design (NCT04731467)

A study of CM24 in combination with nivolumab plus chemotherapy in PDAC patients in 2L

11 centers are currently active in **US, EU & Israel**

Primary efficacy endpoint of the randomized sub-study:

OS

Secondary endpoints:

PFS, OS rate @ 6 & 12 months, PFS rate @ 3 & 6 months, ORR

Interim analysis:

- PFS rate @ 6M planned in 2H23

Top line data:

- planned in 2H24

Measurement of CEACAM1 and other bio-markers is ongoing

Planning of further studies in other tumor types is ongoing

2022 | **2023** | **2024**

Safety Study (n=18)
CM24+nivolumab &
Nal-IRI/5FU/LV
OR
Gemcitabine/nab-paclitaxel

→

n=60
PDAC patients progressing on or after 1L SoC chemotherapy

Experimental arm (n=30)
CM24+nivolumab and:
Gemcitabine/nab-paclitaxel
OR
Nal-IRI/5FU/LV

Control arm (n=30)
Gemcitabine/nab-paclitaxel
OR
Nal-IRI/5FU/LV

PURPLE

| 15

Advancing First - in - Class Oncology Therapies NT219: A Small Molecule Dual Inhibitor of IRS 1/2 and STAT3

| 17 NT219 - A Novel Approach to Overcome Resistance to EGFRi and Beyond • NT219 is a First - in - Class small molecule • Dual inhibitor of IRS1/2 and STAT3, two major drivers of resistance to cancer drugs  Innovative MOA • Outstanding efficacy in various PDX models in monotherapy and in combination • Modulation of the tumor microenvironment • Uniquely suited to inhibit development of drug resistance to EGFRi and KRASi Robust preclinical package • Early signs of clinical efficacy as single agent • No DLTs observed to date, RP2D has not been determined yet Clinical Stage • Short path to registration in 2L r/ mSCCHN and m ultiple market upsides • Opportunity to establish a 2L SOC • M ultiple market upsides in combination with MAPKi Broad Market Potential

| 18 NT219 - Dual Inhibitor of IRS1/2 & STAT3 NT219 IRS1/2 • Scaffold proteins, mediating mitogenic, metastatic, angiogenic and anti - apoptotic signals from IGF1R, IR, IL4R and other oncogenes, overexpressed in multiple tumors • Regulates major survival pathways such as the PI3K/AKT, MEK/ERK and WNT/ β - catenin • Activated as a feedback response to anti - cancer therapies • IRS plays an important role in promoting a tumor - protective microenvironment, by mediating upregulation of TAMs and CAFs STAT3 • Well - established transcription factor associated with the tumorigenic phenotype • STAT3 is broadly hyperactivated in many cancers, promoting proliferation, survival, angiogenesis and metastasis • STAT3 pathway is required for TGFβ - induced EMT and cancer cell migration and invasion • STAT3 is a critical player in tumor immune evasion, suppressing immune stimulators and enhancing immunosuppressive factors Hadas Reuveni et al. Cancer Res 2013;73:4383 - 4394 ; Machado - Neto et al. Clinics 2018; 73,suppl 1 e566s; Naokazu Ibuki , Mazyar Ghaffari , Hadas Reuveni et al. Mol Cancer Ther . 2014; 13(12): 2827 - 2839 ; Rampias et al . Oncogene 2016; 35(20):2562 - 4; Flashner - Abramson, Reuveni Hadas, Levitzki Alexander et al. Oncogene 2016;35(20):2675 - 80 ; 6 Sanchez - Lopez et al. Oncogene 2016;35(20):2634 - 44. Zhao C et al. Trends Pharmacol Sci. 2016;37(1):47 - 6; Johnson, Daniel E et al. Nature reviews. Clinical oncology 2018; 15(4): 234 - 248. Zi Ying et al. J Cell Biochem . 2018;119:9419 - 9432.

| 19 Novel MOA: IRS Degradation By NT219 Blocking IGF1R - AKT Pathway 1 Binding to IRS 1 1 Reuveni et al. Cancer Res 2013 ; Ibuki et al. Mol Cancer Ther 2014 Ser - phosphorylation 2 Degradation 3 Covalent binding to IRS1/2 leads to the dissociation of IRS1/2 from IGF1R Serine phosphorylation prevents re - binding of IRS1/2 to the receptor CANCER CELL SURVIVAL CANCER CELL APOPTOSIS The proteasome degrades IRS1/2 IGF 1 IGF 1 R IRS AKT PI 3 K IGF 1 IGF 1 R IRS NT AKT IGF 1 IGF 1 R IRS pS pS AKT IGF 1 IGF 1 R AKT

Novel MOA
Signal Transducer and Activator of Transcription 3 (STAT3) Inhibition

- Point of convergence for numerous oncogenic signaling pathways
- Central in regulating the anti-tumor immune response
- Broadly hyperactivated both in cancer and non-cancerous cells within the tumor ecosystem and plays important roles in inhibiting the expression of crucial immune activation regulators and promoting the production of immunosuppressive factors
- Targeting the STAT3 signaling pathway has emerged as a promising therapeutic strategy for numerous cancers

NT219 demonstrates a durable and dose-dependent suppression of STAT3 tyrosine phosphorylation, affecting both the tumor cells and the tumor microenvironment.



Expansion
Differentiation
T cell suppression
CTLA-4 expression
Treg cell
Proliferation
Survival
Migration
Collagen deposition
Fibroblast
Chemotaxis
Cytolytic activity
Cytokine production
Neutrophil
M2-like polarization
PD-L1 and PD-L2 expression
Macrophage
STAT3
Maturation
Activation
Antigen presentation
Dendritic cell
Proliferation
Survival
Development
CTLA-4 expression
B cell
NK cell
Cytolytic activity
Target cell recognition
CD8+ T cell
IL-6, IL-10, VEGF, etc
Phosphorylated STAT3
Proliferation
Activation
Chemotaxis
Cytolytic capacity
Tumor cell
Proliferation
Survival
Metastasis
Angiogenesis
Immunosuppression

| 20

Zou, S., Tong, Q., Liu, B. et al. Targeting STAT3 in Cancer Immunotherapy. Mol Cancer 19, 145 (2020). https://doi.org/10.1186/s12943-020-01258-7

| 21 Simultaneous Blockade of STAT 3 and AKT Pathways are Required to Overcome Resistance to EGFRi Overcoming drug resistance NT 219 NT 219 STAT 3 IRS EGFR EGFRi MEK / ERK TUMOR REGRESSION Proof of Concept: PDX model of Head and Neck Cancer Erlotinib+Ruxolitinib (n= 6 ) Erlotinib+Buparlisib (n= 6 ) Control (n= 6 ) Erlotinib (n= 8 ) Erlotinib+NT 219 (n= 6 ) Erlotinib+Ruxolitinib+Buparlisib (n= 8 ) STAT 3 IRS EGFR MEK Tumor Regression ERK PI 3 K AKT Tumor Survival Tumor Survival Buparlisib Ruxolitinib Erlotinib NT 219 NT 219 JAK By blocking both STAT 3 and IRS resistance pathways, NT 219 re - sensitizes tumors to anti - cancer therapies

| 22 NT 219 is Effective as Monotherapy Animal Model Head & Neck Cancer (SCC - 9 ) NSG Ρ , PBMCs - injected 1 Drugs α - PD 1 Cetuximab (Erbitux®) NT 219 20 mg/kg NT 219 60 mg/kg 1 NSG mice were injected SC with SCC - 9 cells . PBMCs were injected to the mice ( 18 M cells per mouse) and treatments initiated when tumors were established . (NT 219 ) and IP ( α - PD 1 and cetuximab ) twice a week for 4 weeks . Graph reflects relevant data adapted from 2020 Multidisciplinary Head and Neck Cancers Symposium Poster presentation

| 23 Treatments on days 0 , 3 and 10 , cetuximab - 1 mg/mouse, 3 mice/group; PBMCs ( 1.4 M cells/mouse) were injected on day 6 Osimertinib 5 mg/kg, NT 219 65 mg/kg, mean tumor volume at the end point, 3 mice/group; 0 500 1,000 1,500 2,000 Control NT219 Osimertinib Osimertinib+NT219 Tumor Volume (mm 3 ) * ** ** * Tumor Volume (mm 3 ) ** p< 0.01 , * p< 0.02 based on one - way ANOVA with post hoc Tukey ’ s HSD test Control NT 219 Cetuximab Cetuximab+NT 219 NT 219 Restores Sensitivity to EGFRi in PDX Models NSCLC Exon 19 deletion EGFR and T 790 M, biopsy of bone marrow metastasis, patient previously progressed on afatinib and osimertinib R/M SCCHN metastasis, patient previously progressed on chemoradiation, several chemotherapies, and pembrolizumab

| 24 0 200 400 600 800 1000 1200 0 5 10 15 20 Tumor volume (mm 3 ) Days following treatment initiation Control (n=3) NT219 (n=3) Keytruda (n=3) Keytruda + NT219 (n=3) Autologous PBMCs ( 2.1 M/mouse) NT 219 Re - sensitizes Tumors Refractory to α - PD 1 PDX Model Humanized PDX of GastroEsophageal Junction (GEJ) Cancer (refractory to pembrolizumab) Drug Pembrolizumab (Keytruda®) * Double autologous model - Tumors & PBMCs are from the same patient (#RA 236 ) | Keytruda - 6 mg/kg IP, NT 219 - 60 mg/kg IV

| 25 NT219 Phase 1 Dose Escalation Monotherapy Interim Results Study Design • As of data cutoff date of May 12 th , 2022, a total of 14 patients were enrolled and 12 patients were evaluable for DLT determination (4 CRC, 3 pancreatic cancer, 2 breast cancer, 1 GEJ, 1 esophageal, and 1 appendiceal cancer) • Median number of prior treatment regimens for metastatic disease was 4 (2 - 11). AE Term Total Grade 1 2 3 4/5 Fatigue 6 6 Constipation 4 4 ALP increased 3 2 1 ALT increased 3 1 2 Anemia 3 1 2 AST increased 3 1 1 1 Diarrhea 3 2 1 Headache 3 3 Nausea 3 2 1 Abdominal pain 2 1 1 Belching 2 2 Cough 2 2 Dizziness 2 2 Dyspnea 2 2 Edema limbs 2 2 Fever 2 2 Hot flashes 2 2 Hyperhidrosis 2 2 Urinary tract infection 2 2 Closed displaced fracture of right femoral neck 1 1 Intractable right hip pain 1 1 Malignant hypercalcemia 1 1 Toxic Encephalopathy 1 1 Worsening back pain 1 1 Abdominopelvic Ascites 1 1 Phase 1 Dose Escalation NT219 q1w (3,6,12,24,50mg/k g) 15 ≤ n ≤ 24 Phase 1/2 Combination with cetuximab (Dose Escalation and Expansion) Safety • No DLTs were observed across all dose levels. • Nine Grade 3 adverse events (AEs) were observed, two of which possibly related to NT219

| 26 NT219 Phase 1 Dose Escalation Monotherapy Interim Results: Encouraging Initial Efficacy Signals • For the 12 evaluable patients, best overall response included one confirmed PR (GEJ patient, > 5.5 months duration of response following end of treatment), and 3 SD with one patient awaiting follow up MRI/CT scans • As of the cutoff date (May 12th , 2022), 10/12 patients are either on treatment or in follow up (range 1.1 to 18 months). BOR Cancer Type (prior lines) Durable PR in a GEJ patient and SDs in 3 out of 4 mutated KRAS CRC patients

| 27 Confirmed PR as Single Agent in a GEJ Cancer Patient • In a patient with refractory GE junction disease (mutated KRAS, TP53), NT219 administration ( 3mg/kg as a single a gent ) was associated with a confirmed partial response (PR): • Complete remission at the largest target lesion (right) • Complete resolution of all non - target lesions (two lymph nodes) has also been demonstrated • The patient remained on treatment for nearly 6 months. Baseline scan 24 weeks scan CT imaging of the GEJ tumor after 5 months of treatment with NT219 GEJ tumor at baseline screening

First Market Opportunity
Recurrent or Metastatic Squamous Cell Carcinoma of Head and Neck (SCCHN)

Targeting the unmet medical need

- SCCHN is the 6th most common cancer type ; 175k new cases/year are expected by 2024
- 1L Standard of care has shifted from chemotherapy towards immuno-oncology + chemotherapy
- < 20% of R/M SCCHN patients respond to Pembrolizumab
- Market size forecasted to >$5b in 2030

Rationale for combining Cetuximab + NT219

- EGFR and PD(L)-1 are the only clinically validated targets in SCCHN
- < 15% of R/M SCCHN patients respond to Cetuximab
- Cetuximab inhibits EGFR signaling and promotes ADCC in EGFR expressing tumors
- STAT3 and IRS-to-AKT activation contributes to resistance to cetuximab in SCCHN


1L
60K pts
α-PD-1 +
Chemo
2L
37K pts
Cetuximab
+
NT219

NT219 + Cetuximab has the potential to become the SOC in 2L r/m SCCHN

PURPLE

Global Data 2018: Head and Neck Squamous Cell Carcinoma: Opportunity Analysis and Forecasts to 2026 ; Internal best current estimates of patient numbers based on external research, 5 major global territories

| 28

NT219Monotherapy and Combination Phase 1/ 2 Study Design (NCT04474470)

Study Title

A phase 1/2 study with open-label, dose escalation phase followed by single-arm expansion to assess the safety, tolerability, PK, PD and efficacy of NT219, alone in adults with recurrent or metastatic solid tumors and in combination with Erbitux® (cetuximab) in Head and Neck cancer

Endpoints

Primary endpoints:

Safety, pharmacokinetics and to determine the MTD

Secondary endpoints:

Obtain preliminary efficacy data

Study Design



2021
2022
2023
2024
NT219 as a single agent in subjects with R/R solid tumors
Dose Escalation
NT219 q1w
15 ≤ n ≤ 24
Expansion
NT219 q1w @ RP2D
n=11+18 (Simon 2 stage design)
NT219 + cetuximab in subjects with R/M head and neck cancer1
Dose Escalation
NT219 q1w + cetuximab q1w
12 ≤ n ≤ 24
Expansion
NT219 q1w + cetuximab q1w
n=11+18 (Simon 2 stage design)
NT219 + SOC in subjects with an undisclosed indication
Expansion
NT219 q1w + SOC

[1]Colorectal Adenocarcinoma pts will be recruited in the Dose Escalation phase

: Indication TBD (expansion not part of the study protocol)

Dose Escalation Design



3mg/ kg
6mg/ kg
12mg /kg
24mg /kg
50mg /kg
NT219 as a single agent
NT219 + cetuximab
6mg/ kg
12mg /kg
24mg /kg
50mg /kg

- Currently treating 5th dose level cohort as single agent (50mg/kg) and 3rd dose level cohort (24mg/kg) in combination with cetuximab (CRC & SCCHN)
- No DLTs, no significant safety concerns have been observed to date

PURPLE

| 29

Advancing First - in - Class Oncology Therapies IM1240: 5T4xCD3xNKG2A Conditionally - Activated Tri - Specific Antibody

An Innovative Tri-Specific Antibody Technology

- **Multi-specific biologics is an expending class** of drugs getting a lot of interest in our industry
- After initial success in hemato-oncology, **new formats are being investigated in solid tumors**

- Our technology displays **several distinctive features:**
  - **Dual engagement of T cells and NK cells** to mount an optimal anti-tumoral immune response
  - A tumor-restricted activation through a **cleavable capping system** designed to provide a wide therapeutic index
  - Carefully selected Tumor Associated Antigens allowing **patient-centric development**



Masked Pre-form
aCD3 Masking moiety
T-cell-binder a-CD3 Abs
a-NK binder Abs
Cancer binder a-TAA Abs
Activated in TME
protease cleavage
Cancer microenvironment
Engagement
T cell
NK cell
Tumor cell
Removal of T Cell engager's masking by proteases of the Tumor Microenvironment
T- and NK Cell activation restricted to selected tumors

| 31

| 32 5 T 4 , a Highly Sought - After Target in Oncology 5 T 4 is highly expressed on certain tumors and correlates with poor prognosis Am J Cancer Res 2018;8(4):610 - 623 www.ajcr.us /ISSN:2156 - 6976/ajcr0074519 5 T 4 is a Tumor Associated Antigen relevant to several large indications Opportunity of patient stratification strategy ( 5 T 4 + ) under consideration

Promising Proof of Concept Data



Increased cytotoxicity with Tribody format
Cytotoxicity (%)
100
90
80
70
60
50
40
30
20
10
0
CD3x5T4xNKG2A
CD3x5T4
EC50 tribody: 0.003 nM
EC50 bispecific: 0.066 nM
1x10-6
1x10-5
1x10-4
1x10-3
0.01
0.1
1
10
100
1x103
Concentration (nM)



Cleavable capping leads to improved in vivo efficacy
Mean Tumor Volume (mm3)
450
360
270
180
90
0
Control
Non-cleavable Cap
No Cap
Cleavable Cap
-1
3
6
10
13
17
20
24
27
Study Day

- Tribody induces **sub-pM EC_{50}** against A549 cells
- **20-fold more potent** than CD3x5T4 variant
- Cell killing validated on **multiple $5T4^+$ cell lines** (MDA-MB-231, HCT116, NCI-H226)

- **Sustained regressions in Breast Cancer** xenograft model (MDA-MB-231)
- **The Pro-Tribody Capped-CD3x5T4xNKG2A performed better** than the uncapped variant
- **No change in body weight**

| 33

| 34 Business Highlights Strong balance sheet and cash position Purple Biotech (NASDAQ/TASE: PPBT) $ 35.7 M cash as of September 30 , 2022 ADSs outstanding: 18.5 M Strong cash position to advance development of first - in - class cancer therapies Purple Biotech identifies promising first - in - class drug candidates to treat cancers with high unmet medical need. • Two first - in - class clinical stage drugs • Preclinical tri - specific immuno - engagers platform • Multiple data read - outs expected in 2023 • Lean & global operation • BD activity to grow our pipeline with innovative assets • Cash runway to 2 H 24

| 35 We are committed to provide cancer patients with first - in - class therapies to OVERCOME tumor drug resistance, ENHANCE treatment response and SLOW tumor progression Contact Us: ir@purple - biotech.com THANK YOU

Appendix A | CM 24

CEACAM1 Plays a Key Role in Cancer Biology

01 | ADHESION

Horst, 2011

Oncogene

*"CEACAM1 creates a pro-angiogenic tumor microenvironment that **supports tumor vessel maturation**"*

Ferri, 2020

The Journal of Immunology

*"Neutrophil extracellular trap-associated CEACAM1 as a putative therapeutic target to **prevent metastatic progression** of colon carcinoma"*

02 | IMMUNE CELLS/ IMMUNE EXCLUSION

Tsuzuki, 2020

*"**Immune-checkpoint molecules** on regulatory T-cells as a potential therapeutic target in head and neck squamous cell cancers"*

Tsang, 2020

Cancer Biotherapy and Radiopharmaceuticals

*"[Blockade] **enhances natural killer cell cytotoxicity** against tumor cells through blockade of the inhibitory CEACAM1 / CEACAM5 immune checkpoint pathway"*

03 | IMMUNO-ONCOLOGY

Blumberg, 2015

nature

*"CEACAM1 **regulates TIM-3**-mediated tolerance and exhaustion"*

Shively, 2013

Experimental Cell Research

*"CEACAM1 **regulates Fas-mediated apoptosis** in Jurkat T-cells via its interaction with β-catenin"*

PURPLE

| 37

PK/PD Modeling Provides Dosage & Schedule Guidance

- CM24 completed Phase 1 monotherapy open-label, dose-escalation study to assess safety and tolerability
- Heavily pre-treated 24 evaluable patients with a median of 4 prior regimens
- Overall, treatment was well tolerated, no DLTs
- 33% SD (RECIST 1.0), mostly at the highest dose levels of 3mg/kg & 10mg/kg
- PK analysis revealed non-linearity, modeling recommended continuing administration of higher doses to reach saturation, consistent with observed PK showing high clearance at doses <10 mg/kg
- 10 mg/kg has a broad range of saturation
- Q2W regimen preferable to Q3W

Simulated TMDD[1] saturation at Ctrough[2] with Q2W


100
50
0
0.1
0.3
1
3
10
20
Dose (mg/kg)

Predictions with Q3W regimen


100
50
0
0.1
0.3
1
3
10
20
Dose (mg/kg)

PURPLE

[1]Target-mediated drug disposition. [2]Ctrough is the drug concentration reached by CM24 before the next dose is administered

| 38

CM24 Phase 1 Combination Study (NCT04731467)
Demographics

In the Phase 1 part, patients with indicated refractory cancers were administered CM24 at 10, 15, and 20mg/kg q2w and nivolumab 480mg q4w.

- The primary objective of this part was to evaluate safety, tolerability, pharmacokinetics and determine the RP2D
- Safety was assessed according to CTCAE v5 and preliminary anti-tumor activity was assessed by the investigators according to RECISTv1.1 using CT/MRI
- CM24 and CEACAM1 measurements in serum, biopsy specimens, and TILs, as well as tumor and TILs PD-L1 levels are being determined

As of March 8th, 2022, a total of 13 patients were enrolled and 11 patients were evaluable for dose-limiting toxicity (DLT) determination (8 PDAC, 2 CRC and 1 PTC)

- 9 patients had received 2 prior regimens for metastatic disease and 2 patients had one previous line.

Demographics of patients treated with CM24 (10, 15, 20mg/kg) in combination with nivolumab (480mg)

Median age, years (range)	65 (49-76)	Prior Lines of Therapy, n (%)	
Sex, n (%)		1	2 (18%)
Male	5 (45%)	2	9 (82%)
Female	6 (55%)	Diagnosis , n (%)	
Ethnicity, n (%)		Pancreatic cancer	8 (73%)
Not Hispanic or Latino	10 (91%)	Papillary Thyroid cancer	1 (9%)
Hispanic or Latino	1 (9%)	Colorectal cancer	2 (18%)
Race, n (%)		Median Time from Initial Diagnosis months (range)	23 (11-73)
White	10 (91%)	ECOG, n (%)	
Black or African American	1 (9%)	0	7 (64%)
		1	4 (36%)

| 39

Appendix B | NT219

| 41 Selected Publications Michael Karin Alexander Levitzki Menashe Bar - Eli Michael Cox

NT219 | Suppresses β-Catenin activity in CRC Cellsand Inhibited CRC Brain Metastasis

In Vitro

In Vivo

Silencing IRS2 inhibits β-catenin activity


β-catenin luciferase activity (Relative to LS513sh-IRS2)
sh-NS
sh-IRS2
LS513
sh-NS sh-IRS2
IRS2

NT219 downregulates IRS2 and suppresses the β-catenin activity


NT219
- +
IRS2
Active β-Catenin
β-actin
β-catenin luciferase activity (Relative to LS513sh-IRS2)
1.5
1.0
0.5
0.0
***
***
***
DMEM
iAKT
Alpelisib
NT-219

CRC Cell Viability (72hr)


Viability
1.5
1.0
0.5
0.0
-0.5
-1.0
0 0.1 0.3 1 3 10
NT219 concentrations (μM)


5-FU
NT219 + 5-FU

Colon cancer LS-513 cells overexpressing IRS2 demonstrate enhanced β-catenin activity.

Targeted inhibition of IRS2 by NT219 or IRS2-SH RNA, suppresses the increased β-catenin activity and inhibit LS-513 cell viability.

Combination of 5-FU and NT219 significantly inhibited the growth of CRC tumors in brain, using intracranial model and extended mice survival.

*AACR Annual Meeting, April 2021, AACR Virtual Special Conference on Epigenetics and Metabolism, Oct 2020, **Ido Wolf, MD, Head of Oncology Division, Tel Aviv Sourasky Medical Center***

| 42

| 43 PDX model Pancreatic Cancer Drug Gemcitabine ( Gemzar ® ) NT219 | Pancreatic Cancer in Combination with Gemcitabine Highly effective anti cancer activity exhibited by NT219 in combination with Gemcitabine

| 44 PDX model Pancreatic Cancer Drug Gemcitabine ( Gemzar ®) RNA Sequencing | Analysis of Tumors Following Treatment Reduced expression of IRS1, Ki67, FOXM1 & TGFb is exhibited by pancreatic cancer treated with NT219 alone and in combination with gemcitabine

| 45 NT219 Phase 1 Dose Escalation Monotherapy Demographics As of data cutoff date of May 12th , 2022, a total of 14 patients were enrolled to 4 NT219 dose levels (3 - 24mg/kg) • 12 patients were evaluable for DLT determination including 4 CRC, 3 pancreatic cancer, 2 breast cancer, and one of each of the following cancers: GEJ, esophageal and appendiceal cancer • Median number of prior treatment regimens for metastatic disease was 4 (2 - 11) Demographics of patients treated with NT 219 ( 3 , 6 , 12 , 24 mg/kg) Median age, years (range) 67 (39 - 79) Diagnosis , n (%) Sex, n (%) Pancreatic 3(25%) Male 4(33%) GE Junction 1(8%) Female 8 (67% ) Breast 2(17%) Ethnicity, n (%) Colorectal 4(33%) Not Hispanic or Latino 11 (92% ) Appendiceal 1(8%) Hispanic or Latino 1 (8% ) SCC of the esophagus 1(8%) Race, n (%) Prior Lines of Therapy, n (%) White 10 (83% ) 2 2 (17% ) Black or African American 2 (17% ) 3 3 (25% ) ECOG, n (%) 4 2(17%) 0 5 ( 42%) 5 2(17%) 1 7 ( 58%) 6 1(8%) Median Time from Initial Diagnosis months (range) 36(10 - 153) 8 1(8%) 11 1(8%)